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                             July 29, 2021

       Shawn Morris
       Chief Executive Officer
       Privia Health Group, Inc.
       950 N. Glebe Rd., Suite 700
       Arlington, VA 22203

                                                        Re: Privia Health
Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 28,
2021
                                                            CIK No. 0001759655

       Dear Mr. Morris:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Richard D. Truesdell,
Jr.